Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

By Electronic Mail

May 24, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 8, 2024, The Nasdaq Stock Market (the "Exchange") received from T-Mobile US, Inc. ("T-Mobile") and the Additional Registrants on the registration statement (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following securities:


3.550% Senior Notes due 2029
3.700% Senior Notes due 2032
3.850% Senior Notes due 2036


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrants are seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,